NEWS RELEASE

Crosshair Intersects 19.9 gpt Gold Over 1.6 Metres

Dated: April 8th, 2010	(NYSE Amex: CXZ) (TSX: CXX)

Crosshair Exploration & Mining Corp. (NYSE Amex: CXZ) (TSX: CXX) (“Crosshair”) is pleased to announce results from the ongoing diamond drill program at the Golden Promise Project, located in central Newfoundland, Canada. The Golden Promise Project is a joint venture with Paragon Minerals Corporation (TSX.V: PGR).  To date Crosshair has completed 31 drillholes (5,089 metres) of the planned 36 drillhole (6,500 metres) diamond drill program.  Highlights of the current program include:

•	Jaclyn Main Zone extended 100 metres east of the current 43-101 compliant resource estimate;
•	Assays up to 19.9 g/t gold over 1.60 metres from the eastern extension;
•	Coarse visible gold intersected in 17 of the 31 drillholes completed in this program;
•	12 metallurgical test drillholes (641.1 metres) completed in central portion of Jaclyn Main Zone;
•	Jaclyn North Zone extended 200 metres east - extends strike length to 450 metres on wide-spaced drilling.

Jaclyn Main Zone

Eight drillholes (2,126 metres) were completed on the eastern extension of the Jaclyn Main Zone and have extended the gold-bearing quartz vein zone a further 100 metres to the east of the currently defined 43-101 compliant resource.  Significant assays from drilling include 19.9 g/t gold over 1.6 metres in hole GP10-121 and 5.18 g/t over 0.3 metres in hole GP10-108.  The Jaclyn Main Zone now extends over a strike length of 900 metres and to a depth of 275 metres.  The zone remains open along strike and to depth. An additional 1,400 metres of drilling remains to be completed on the eastern extension.

“Our 2010 drill program is moving ahead very nicely with results meeting our expectations,” says Stewart Wallis, President and CEO of Crosshair.  “We are achieving our three objectives for the program including extending the strike length of the Jaclyn Main Zone.  Although it’s very encouraging to intersect these grades, our main focus remains targeting the vein.  As is typical with a high nugget-effect gold deposit, drilling alone may not result in a reliable grade of the deposit.  Studies indicate that assays from drill holes typically understate the actual in-situ gold grade, which is why our next program set to commence in Q3 2010 includes a bulk sample.”

Three drillholes (702 metres) tested the down-dip extension of the Jaclyn Main Zone in the western portion of the vein zone at vertical depths ranging from 150-210 metres. All three of these drillholes intersected the gold-bearing quartz vein zone including the deepest hole, GP10-122 with 2.52 g/t gold over 0.54 metres. The vein zone remains open to depth.  A fourth hole (GP10-124) was lost due to adverse ground conditions.

Twelve shallow infill drillholes (641.1 metres), designed for metallurgical testing, were completed at approximately 25 metre spacing within the central portion of the Jaclyn Main Zone.  Each drillhole intersected the gold-bearing quartz vein zone over widths ranging from 0.16 to 8.45 metres, averaging 1.44 metres, with ten of the drillholes containing coarse visible gold.  Assay results for these drillholes are pending.

Selected drill core from previously drilled holes as well as the recently drilled holes described above will be sent to SGS Lakefield for preliminary testwork including gravity separation, flotation and determination of the cyanide leaching characteristics.

Jaclyn North Zone

Three drillholes (645 metres) tested the eastern strike and down-dip potential of Jaclyn North Zone; a parallel gold-bearing quartz vein zone located 500 metres north of the Jaclyn Main Zone.  The drilling extended the zone a further 200 metres to the east and to a depth of 175 metres on wide spaced drilling.  Each drillhole intersected gold-bearing quartz veins with assays of  6.19 g/t over 0.35 metres in hole GP10-103 and 4.68 g/t over 0.3 metres in hole GP10-99.

Assays from 14 holes have been received to date and complete assay highlights, as well as a drill hole plan map, long section, and core photos can be found on the Crosshair website at:
http://www.crosshairexploration.com/s/GoldenPromise.asp

The 2010 exploration programs are being funded by Crosshair as part of the 2009 Joint Venture Agreement.  Crosshair has a 60% interest in the Golden Promise Project with an option to acquire up to a 70% interest from Paragon Minerals Corporation (TSX.V: PGR). For full acquisition details, please refer to News Release dated May 5th, 2009.

True widths of the reported intercepts vary depending on the angle of the individual drill holes and are estimated to be between 50% and 85% of the core interval as reported.  Assay composites are reported uncut. Samples were prepared from sawn NQ-sized half-core sections on site in Newfoundland. Samples were shipped to Accurassay Laboratories prep facility in Gambo, Newfoundland and assayed at their Thunder Bay, Ontario laboratory using standard fire assay methods on a 50-gram sample with an AA finish.  Samples that contain visible gold are automatically assayed using the metallic screen method.  All samples that assay over 1g/t gold are also rerun using the metallic screen method.  Standards, blanks and duplicate assays are included at regular intervals in each sample batch submitted from the field as part of an ongoing QA/QC program.  Gold standards were prepared by CDN Resource Laboratories Ltd., of Delta, BC and certified by Licensed Assayer Duncan Sanderson.

Crosshair’s exploration work on the Golden Promise Project is being carried out by Barry Sparkes, Consulting Geologist to Crosshair and supervised by Stewart Wallis, P.Geo., a member of the Professional Engineers and Geoscientists of BC, the President and CEO of Crosshair and a Qualified Person as defined by NI 43-101.  Mr. Wallis has verified that the assay results presented above have been accurately summarized from the official assay certificates provided to Crosshair.  A QA/QC program has been implemented consisting of standard, blank and duplicate samples.

About Crosshair

Crosshair is a prominent player in the exploration and development of uranium, vanadium and gold in the US and Canada.   Its flagship Project, Bootheel, is located in uranium mining friendly Wyoming and with its in-situ mining potential; Bootheel is designed for near term production.  The CMB Uranium/Vanadium Project is located in Labrador, Canada and has four currently defined resources – C Zone, Area 1, Armstrong and Two Time Zone.  The Crosshair team is comprised of knowledgeable and experienced professionals with both exploration and mining backgrounds.

For more information on Crosshair and its properties, please visit the website at: www.crosshairexploration.com.

ON BEHALF OF THE CROSSHAIR BOARD
"Mark J. Morabito"
Executive Chairman

T: 604-681-8030
F: 604-681-8039
E: info@crosshairexploration.com
www.crosshairexploration.com

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Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. shareholders. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.